[redacted]

09059138

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

AB
3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number	3235-0123
Expires	February 28, 2010
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8 – 45136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AUERBACH GRAYSON & COMPANY INCORPORATED **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 WEST 45TH STREET – 16TH FLOOR

NEW YORK,	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. GRAYSON, Managing Director **(212) 557 - 4444**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ***DAVID S. GRAYSON,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AUERBACH GRAYSON & COMPANY INCORPORATED,*** *as of* ***DECEMBER 31, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Managing Director
Title

X Sharon Gaviria
Notary Public

SHARON GAVIRIA
Notary Public, State of New York
No. 01GA6171383
Qualified in Nassau County
Commission Expires July 23, 2011

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

I, ***DAVID S. GRAYSON,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

AUERBACH GRAYSON & COMPANY INCORPORATED,

as of **DECEMBER 31, 2008,** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Managing Director

(Title)

(Notary Public)

SHARON GAVIRIA
Notary Public, State of New York
No. 01GA6171383
Qualified in Nassau County
Commission Expires July 23, 2011

AUERBACH GRAYSON & COMPANY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 1,265,642
Securities owned - at market value (Note 3)	10,258
Due from clearing broker	508,609
Commissions receivable	531,587
Equipment, leasehold improvements and organization expense - net of accumulated depreciation and amortization of $523,534 (Notes 2e and 4)	574,083
Other assets	211,825
Total assets	$ 3,102,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,728,426
Total liabilities	2,728,426
Commitments and Contingencies (Notes 5 and 7)	
Stockholders' equity (Note 8)	
Common stock	
Class "A", par value $.01 per share	
Authorized: 2,857 shares	
Issued and outstanding: 1,821 shares	18
Class "B", par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 426 shares	5
Additional paid-in capital	1,257,949
Retained earnings	(884,394)
Total stockholders' equity	373,578
Total liabilities and stockholders' equity	$ 3,102,004

The accompanying notes are an integral part of this statement.

AUERBACH GRAYSON & COMPANY INCORPORATED AND SUBSIDIARIES$

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1- Nature of Business

Auerbach Grayson & Company Incorporated ("Auerbach") and Subsidiaries (together the "Company"), a Delaware Corporation, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Consolidation***

The consolidated financial statements include the accounts of the Company and its minority-owned subsidiary company, after elimination of all material intercompany accounts, transactions, and profits.

Investee companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over are accounted for under the consolidation method of accounting. Under this method, an Investee company's balance sheet and results of operations are reflected within the company's Consolidated Financial Statements. Minority interests in the net assets and earnings or losses of a consolidated Investee are reflected in the caption "Minority interest" in the Company's Consolidated Statement of Operations. Minority interest adjusts the Company's consolidated results of operations to reflect only the Company's share of the earnings or losses of the consolidated Investee Company. Losses in excess of minority interest equity capital are charged against the Company. Subsequently, when the losses reverse, the majority interests are credited with the amount of minority interest losses previously absorbed before credit is made to the minority interests. Upon dilution of control below 50%, the accounting method is adjusted to the equity of cost method of accounting, as appropriate, for subsequent periods.

Note 2- Summary of Significant Accounting Policies (continued)

b) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

e) ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Organization expense is amortized over five years using the straight-line method.

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Securities Owned - At Market Value:

Securities owned, at quoted market values, are summarized as follows:

	Owned
Common stock	$10,258

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2008 are summarized as follows:

Furniture and equipment	$ 540,183
Leasehold improvements	294,739
Organization expense	262,695
	1,097,617
Less: Accumulated depreciation	(523,534)
	$ 574,083

Note 5- Commitments and Contingencies

Office Lease
The Company leases office space pursuant to a lease agreement expiring July 31, 2015. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

Year	Amount
2009	$522,884
2010	$535,956
2011	$549,355
2012	$577,166
2013	$591,595
Thereafter	$960,111

The Company has established a letter of credit that expires August 1, 2115, in the amount of $242,775. As of December 31, 2008, none of this amount has been drawn upon by the Company.

Other
A subsidiary of the Company is in dispute with a vendor over the amounts they were billed. The subsidiary maintains that they did not receive the services for which they were billed. As such, it paid only a portion of the amounts charged and believes it owes no more. As of December 31, 2008, the unpaid balance is approximately $700,000 (Auerbach's liability is only to the extent of its investment in the subsidiary). The vendor has indicated that the amounts owed to them will be written off in 2009, and no further action will be pursued.

The subsidiary feels that should this ultimately lead to litigation they have a viable defense and will owe no additional monies.

Note 6- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2008, the Company contributed $126,685.

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company's net capital of $1,016,099 was $916,099 in excess of its required net capital of $100,000. The Company's net capital ratio was 72.29 %.

A copy of the Company's Consolidated Statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Auerbach Grayson & Company Incorporated and Subsidiaries
25 West 45th Street – 16th Floor
New York, NY 10036

We have audited the accompanying consolidated statement of financial condition of Auerbach Grayson & Company Incorporated and Subsidiaries as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson & Company Incorporated and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2009